

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Brian S. John
Chief Executive Officer
Jupiter Wellness Acquisition Corp.
1061 E. Indiantown Road, Suite 110
Jupiter, Florida 33477

      Re: Jupiter Wellness Acquisition Corp.
          Registration Statement on Form S-1
          Filed November 1, 2021
          File No. 333-260667

Dear Mr. John:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Todd Schiffman at 202-551-3491 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance